Newcourt Acquisition Corp

2201 Broadway, Suite 705

Oakland, CA 94612

VIA EDGAR

December 16, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald (Ron) E. Alper and Pamela Long

Re:	Newcourt Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed December 6, 2022 File No. 001-40929

Dear Mr. Alper and Ms. Long:

Newcourt Acquisition Corp, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comments received via telephone from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 15, 2022, regarding the Company’s Preliminary Proxy Statement on Schedule 14A submitted to the Commission on December 6, 2022 (the “Proxy Statement”). In response to the Staff’s comment, we intend to revise the disclosure relating to the Investment Company Act of 1940, as amended. The proposed disclosure is as the following:

If we are deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, we would expect to abandon our efforts to complete an initial business combination and liquidate the trust account.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities.

In addition, we would be subject to burdensome compliance requirements, including:

●	registration as an investment company with the SEC;

●	adoption of a specific form of corporate structure; and

●               reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

As a result, if we were deemed to be an investment company under the Investment Company Act, we would expect to abandon our efforts to complete an initial business combination and liquidate the trust account.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete an initial business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

To that end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to our investment management trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term, we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

The SPAC Rule Proposals (as defined above) under the Investment Company Act would provide a safe harbor for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a SPAC to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although the SPAC Rule Proposals, including the proposed safe harbor rule, have not yet been adopted, and may be adopted in a revised form, the SEC has indicated that there are serious questions concerning the applicability of the Investment Company Act to a SPAC that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule.

Notwithstanding whether or not the SPAC Rule Proposals are adopted by the SEC, we may be deemed to be an investment company under the Investment Company Act. As a SPAC, we were formed for the sole purpose of completing an initial business combination by January 22, 2023 (i.e. 15 months from the closing of our IPO). The longer that the funds in the trust account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of our IPO, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. Accordingly, we will liquidate the securities held in the trust account prior to the end of the 24-month period after the effective date of our IPO registration statement, or October 19, 2023, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public stockholders would receive upon any redemption or liquidation. Further, if we do not invest the proceeds held in the trust account as discussed above, we may be deemed to be subject to the Investment Company Act, and the loss you may suffer as a result of being deemed subject to the Investment Company Act may be greater than if we liquidated the securities held in the trust account and instead held such funds in cash.

We do not believe that our principal activities will subject us to regulation under the Investment Company Act. However, if we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination. In such circumstances, we would expect to abandon our efforts to complete the Business Combination and liquidate the trust account. If we are unable to complete our initial business combination within the required time period and are required to liquidate the trust account, our public stockholders may receive only approximately $10.20 per share (based on the amount in the trust account as of September 30, 2022), or less in certain circumstances, on the liquidation of our trust account, and our warrants will expire worthless. If we are required to liquidate, you may lose all or part of your investment in the Company and our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire and become worthless.

In order to mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we will, prior to the end of the 24-month period after the effective date of our IPO registration statement, or October 19, 2023, instruct the trustee to hold all funds in the trust account in cash until the earlier of the consummation of the Business Combination or our liquidation. Any decision to hold all funds in the trust account in cash would likely reduce the amount our public stockholders would receive upon any redemption or liquidation.

While the funds in our trust account may only be invested in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, we will, prior to the end of the 24-month period after the effective date of our IPO registration statement, or October 19, 2023, instruct the trustee to hold all funds in the trust account in cash until the earlier of the consummation of the Business Combination or our liquidation in order to mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act. Any decision to hold all funds in the trust account in cash, combined with any permitted withdrawals of interest held in the trust account to pay our taxes, would likely reduce the effective yield on the amounts in the trust account and the amount our public stockholders would receive upon any redemption or liquidation.

We thank the Staff for its review of the foregoing Proxy Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372.

Sincerely,

/s/ Marc Balkin
Marc Balkin Chief Executive Officer
Newcourt Acquisition Corp

cc:

Ari Edelman, Esq.

Sunyi Snow, Esq.

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